Exhibit 99.2

Pony AI Inc. Announces Results of Extraordinary General Meeting, Class A Meeting, and Class B Meeting

GUANGZHOU, China, April 2, 2026 (GLOBE NEWSWIRE) -- Pony AI Inc. (“Pony.ai” or the “Company”) (NASDAQ: PONY; HKEX: 2026), a global leader in achieving large-scale mass production and commercialization of autonomous driving technology, today announced that each of the following proposed resolutions submitted for shareholders' approval (the “Proposed Resolutions”) as set forth in the notice of the extraordinary general meeting, notice of Class A meeting and notice of Class B meeting, each dated February 5, 2026, Hong Kong time, has been adopted at the meetings held in Guangzhou, China today.

After the adoption of the Proposed Resolutions, all corporate authorizations and actions contemplated thereunder are approved, including, among other things, that (i) the Company’s authorised share capital is amended by re-designating 20,000,000 shares as Class A Ordinary Shares, resulting in 518,911,230 Class A Ordinary Shares and 81,088,770 Class B Ordinary Shares, all of par value US$0.0005 each; (ii) the Company's existing memorandum and articles of association are amended and restated by their deletion in their entirety and by the substitution in their place of the tenth amended and restated memorandum and articles of association in the form as set out in Appendix IA to the circular of the Company dated February 5, 2026, Hong Kong time; (iii) the 2026 Share Scheme is adopted and proposed grants to directors under the 2026 Share Scheme are approved; (iv) the directors of the Company are granted a general mandate to issue, allot and deal with additional Class A ordinary shares and/or American depositary shares ("ADSs") of the Company; and (v) the directors of the Company are granted a general mandate to repurchase shares and/or ADSs of the Company, respectively, on the terms and in the periods as set out in the notice of extraordinary general meeting.

About Pony AI Inc.

Pony AI Inc. (“Pony.ai”) (NASDAQ: PONY; HKEX: 2026), founded in 2016, is a global leader in achieving large-scale mass production and commercialization of autonomous driving technology. Pony.ai is committed to delivering safe, advanced, and reliable autonomous driving technology and solutions. At the heart of Pony.ai’s strategy is its proprietary world model PonyWorld and its Virtual Driver technology. Together, they power the development and scaling of its Robotaxi services, Robotruck services, and licensing and applications businesses. With operations spanning China, Europe, East Asia, the Middle East, and beyond, Pony.ai stands among a select few companies globally to achieve fully driverless commercial operations. Pony.ai has forged deep and extensive partnerships across the autonomous driving value chain, enabling it to accelerate the commercialization of autonomous driving in line with its ultimate vision: “Autonomous Mobility Everywhere.” For more information, please visit: https://ir.pony.ai.

Safe Harbor Statement

This press release contains statements that may constitute "forward-looking" statements pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to," and similar statements. Statements that are not historical facts, including statements about Pony.ai’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Pony.ai’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and Pony.ai does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor inquiries, please contact:

Pony.ai
Investor Relations
Email: ir@pony.ai